AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Subject Company)

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Filing Person (Issuer))

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

35472T101
(CUSIP Number of Class of Securities)

Craig S. Tyle
One Franklin Parkway
San Mateo, CA  94403-1906
(650) 312-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $52,335,194.60 (a)    AMOUNT OF FILING FEE: $10,467.04 (b)

(a) Pursuant to Rule 0‑11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 3,988,963 Common shares of Franklin Limited Duration Income Trust by $13.12, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on January 26, 2017.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

/  / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ______________________________
Form or Registration No.: ___________________________________________________

Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/  / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated January 30, 2017, and the Letter of Transmittal, among other documents, have been filed by Franklin Limited Duration Income Trust, as Exhibits to this Schedule TO, Tender Offer Statement (the "Schedule"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the "Exchange Act").  Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.
ITEM 1.  SUMMARY TERM SHEET.
Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.
ITEM 2.  SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Franklin Limited Duration Income Trust, a diversified, closed-end management investment company organized as a Delaware statutory trust (the "Fund").  The principal executive offices of the Fund are located at One Franklin Parkway, San Mateo, California 94403-1906.  The telephone number is (650) 312-2000.

(b) The title of the subject class of equity securities described in the offer is Common shares without par value (the "Shares").  As of December 31, 2016 there were 26,593,089 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange.  For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund's fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund's past two fiscal years, as well as the 2016 calendar year, see Section 8, "Price Range of Shares" of the Offer to Purchase, which is incorporated herein by reference.
ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The name of the filing person is Franklin Limited Duration Income Trust (previously defined as the "Fund"), a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") and organized as a Delaware statutory trust.  The principal executive offices of the Fund are located at One Franklin Parkway, San Mateo, California  94403-1906.  The telephone number is (650) 312-2000. The filing person is the subject company.  The members of the Board of Trustees of the Fund are:  Harris J. Ashton, Mary Choksi, Edith E. Holiday, Gregory E. Johnson, Rupert H. Johnson, J. Michael Luttig, Frank A. Olson, Larry D. Thompson, and John B. Wilson.
The executive officers of the Fund are Christopher J. Molumphy, Chief Executive Officer – Investment Management and President; Laura F. Fergerson, Chief Executive Officer – Finance and Administration; and Gaston Gardey, Chief Financial Officer, Treasurer and Chief Accounting Officer.
Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Franklin Limited Duration Income Trust, One Franklin Parkway, San Mateo, California  94403-1906, Attn: Secretary.

ITEM 4.  TERMS OF THE TRANSACTION.
(a) The Fund's Board of Trustees has determined to commence an offer to purchase up to 15%, or 3,988,963 Shares of the Fund's issued and outstanding Common shares.  The offer is for cash at a price equal to 98% of the Fund's net asset value per share ("NAV") as of the close of ordinary trading on the New York Stock Exchange on March 6, 2017, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").
A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference.  For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund's intentions in the event of oversubscription, see Section 1, "Price; Number of Shares" and Section 15, "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase.  For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, "Procedures for Tendering Shares," Section 3, "Withdrawal Rights," and Section 4, "Payment for Shares" in the Offer to Purchase.  For information on the federal income tax consequences of the Offer, see Section 2, "Procedures for Tendering Shares," Section 10, "Certain Effects of the Offer," and Section 14, "Certain Federal Income Tax Consequences," in the Offer to Purchase.
(b) The Fund has been informed that no Trustees, officers or affiliates (as the term "affiliate" is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee or affiliate of the Fund pursuant to the Offer to Purchase.
ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Reference is hereby made to Section 7, "Plans or Proposals of the Fund," Section 9, "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares," and Section 16, "Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund's executive officers or Trustees, any person controlling the Fund or any officer or Trustee of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund.  The foregoing includes, but is not limited to:  the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.
ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)-(c)          Reference is hereby made to Section 6, "Purpose of the Offer," Section 7, "Plans or Proposals of the Fund," Section 10, "Certain Effects of the Offer," and Section 11, "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.  Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund's executive officers or Trustees, any person controlling the Fund or any officer or Trustee of any corporation or other person ultimately in control of the Fund).

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)-(b)         Reference is hereby made to Section 11, "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.
(d) Not applicable.
The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund's executive officers and Trustees, any person controlling the Fund or any executive officer or Trustee of a corporation or other person ultimately in control of the Fund.
ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)-(b)         Reference is hereby made to Section 9, "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.  There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.  In addition, based upon the Fund's records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund's knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or Trustee of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or Trustee of any such subsidiary.
ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10.  FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.  ADDITIONAL INFORMATION.
(a)(1)          Reference is hereby made to Section 9, "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)-(5)   Not applicable.
(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.
ITEM 12.  EXHIBITS.
(a)(1)(i)	Letter to Shareholders and Offer to Purchase.[1]
(a)(1)(ii)	Letter of Transmittal.[1]
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(iv)	Letter to Clients and Client Instruction Form.[1]
(a)(1)(v)	Notice of Guaranteed Delivery.[1]
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.[1]

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated January 19, 2017.[2]
(b)	Not Applicable.
(d)(1)	Depositary Agreement between the Fund and American Stock Transfer & Trust Company, LLC.[3]
(d)(2)	Information Agent Agreement between the Fund and AST Fund Solutions, LLC.[3]
(d)(3)	Amended and Restated Investment Management Agreement with Franklin Advisers, Inc.[3]
(d)(4)	Distribution Agreement with Franklin/Templeton Distributors, Inc. [3]
(d)(5)	Amended and Restated Fund Administration Agrement with Franklin Templeton Services, LLC[3]
(d)(5)	Transfer Agency and Registrar Services Agreement with American Stock Transfer & Trust Company, LLC. [3]
(g)	Not applicable.
(h)	Not applicable.

____________________
1 Filed herewith.
2 Previously filed on Schedule TO via EDGAR on January 19, 2017.
3 To be filed by amendment.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
FRANKLIN LIMITED DURATION INCOME TRUST /s/ Karen L. Skidmore Karen L. Skidmore Vice President and Secretary

January 30, 2017

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.